EXHIBIT (c)(7)

The McGraw-Hill Companies
	Arthur F. Simonson Director	55 Water Street New York, NY 10041 1 212 438-2094 Tel 1 212 438 2154 Fax arthur_simonson@standardandpoors

May 6, 2004

Mr. William M. Hitchcock

The Special Committee of the Plains Resources Board of Directors

Plains Resources, Inc.

700 Milam, Suite 2100

Houston, Texas 77002

Dear William:

Thank you for requesting Standard & Poor’s Rating Evaluation Service (RES) to provide you with rating feedback on Plains Resources, Inc. (PLX) given the proposal of Leucadia National Corporation (LUK; BBB-/Stable/—) to acquire 100% of the capital stock of PLX. The following is a summary of the Rating Evaluation committee’s rating conclusions and the rationale for such conclusions.

Scenario Analyzed

Standard & Poor’s was asked to give a rating opinion on the proposed financing plan outlined in Leucadia’s March 19, 2004 letter to The Special Committee of the Plains Resources Board of Directors. The financing plan contemplates $334.5 million of senior secured notes due to 2024, $105.9 million of perpetual preferred stock, and $93.9 million of equity as part of a proposed $534.3 million acquisition and recapitalization of PLX by Leucadia. The proposed senior secured notes will be issued by PLX, be secured by 12.4 million Plains All American Pipeline LP (PAA; BBB-/CreditWatch Negative/—) limited partner units, and pay quarterly interest in an amount equal to the quarterly unit distribution paid by PAA (subject to a minimum annual interest payment of $1.00 per note). At maturity, PLX is obligated to pay the holders of each outstanding note the greater of the face value of the notes or the market price of one PAA limited partner unit. The proposed perpetual preferred stock will be issued by PLX, pay cumulative quarterly cash dividends out of funds legally available in an amount equal to the quarterly unit distribution paid by PAA, plus $0.13125 per share, and be non-voting. However, if at any time dividends on the preferred stock are in arrears for six or more quarters, holders of the preferred stock may elect two additional directors to the PLX board until the dividends have been paid in full or set aside for payment in full.

Rating Conclusions

$334.5 million senior secured notes due 2004: BB-/CreditWatch Negative/—

$105.9 million perpetual preferred stock: B/CreditWatch Negative/—

The CreditWatch Negative designation on the notes and preferred stock is due to Standard & Poor’s review of the Plains All American Pipeline LP’s acquisition of Link Energy LLC for total consideration of about $330 million. Standard & Poor’s will resolve this designation when the ultimate financing strategy for the Link Energy LLC acquisition by PAA becomes finalized.

Summary Rationale

The ratings on PLX’s senior secured notes and preferred stock under the Leucadia proposal are driven by the reliance on quarterly distributions from Plains All American Pipeline LP to support PLX debt service, preferred stock payments, and administrative expenses. The potential volatility associated with these distributions, PLX’s subordinate position to the debt at PAA, and the structure of the proposed notes and preferred stock are the key rating factors. As part of our analysis Standard & Poor’s concludes that the rating on PLX’s senior secured notes under the Leucadia proposal would be one notch lower than that of the rating on the senior secured term loan under the Vulcan Energy proposal. The basis for this conclusion is due to the greater amount of debt in the capital structure and the higher level of refinancing risk associated with the Leucadia debt structure relative to the Vulcan proposal. Standard & Poor’s concludes, that under the Leucadia proposal PLX will not likely be able to accumulate a cash position adequate enough to fund the senior notes at maturity and would relying on the value of the PAA units to meet its maturity requirements. This is due to the anticipated transaction’s variable note and preferred stock payment structures. Payments on these instruments are anticipated to utilize the majority of the LP distributions that PAA sends to PLX and there are no mandatory requirements for debt reduction. While the variable rate payment structure lowers the probability of default over the short term, this benefit is more than outweighed by the higher default probability at maturity. Conversely, based on the same projected PAA limited partner and general partner distributions, the Vulcan proposal has the ability to retire a fairly significant amount of debt through free cash flow generation and is required under its credit documents to retire debt through scheduled amortization and a cash sweep mechanism. The preferred stock under the Leucadia proposal is rated two notches below the proposed senior secured note rating to reflect its subordinated position and the ability to have dividend payments deferred.

This evaluation is both preliminary and confidential. It is preliminary in that it is based on hypothetical information recently presented to us. You understand that Standard & Poor’s will not review, modify or surveil this evaluation. Subsequent information or changes to the information previously provided could result in final conclusions that differ from the preliminary proposed conclusions. This evaluation is private and is intended for your own internal use. Please note the conclusions provided herein are based on assumptions you and your team have provided to us. To the extent that these assumptions change, the rating implications could also change. You understand and agree that we are not financial advisors to you and that in performing the RES, Standard & Poor’s is providing rating opinions on the scenarios presented; it is not endorsing or advocating any particular course of action. Nothing in this report is intended to create, or should be construed as creating, a fiduciary relationship between you and us and recipients of the rating. We have not consented to and will not consent to being named an “expert” under applicable securities laws. Standard & Poor’s rating is not a “market” rating, nor is it a recommendation to buy, hold or sell any financial obligations of an issuer.

Should you have questions, please do not hesitate to contact me or Steven Nocar.

Sincerely,

/s/ Arthur Simonson

Cc:	Ronald M. Barone, S&P/NYC

Terrence Streicher, S&P/NYC

Thomas Hensley, Petrie Parkman & Co.